14047135

C M

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50429

FEB 27 2014

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USI Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Glastonbury Boulevard
(No. and Street)

Glastonbury	CT	06033
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Gritzer (860) 368-2913
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

180 Glastonbury Boulevard	Glastonbury	CT	06033
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [x] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/14

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joseph Gritzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USI Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, USI Securities, Inc.
Title

Susan M Fullwood
Notary Public **SUSAN M. FULLWOOD**
NOTARY PUBLIC
MY COMMISSION EXPIRES OCT. 31, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound separately).
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USI Securities, Inc.

Report on Statement of Financial Condition
and
Independent Auditor's Report

December 31, 2013

COHN REZNICK

ACCOUNTING • TAX • ADVISORY

USI Securities, Inc.

Report on Statement of Financial Condition
and
Independent Auditor's Report

December 31, 2013

USI SECURITIES, INC.

Index

Independent Auditor's Report

Board of Directors
USI Securities, Inc.

We have audited the accompanying statement of financial condition of USI Securities, Inc. (the Company) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of USI Securities, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

Glastonbury, Connecticut
February 24, 2014

USI SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Current assets:	
Cash	$ 1,754,160
Commissions receivable	162,032
Other current assets	12,053
Total current assets	1,928,245
Property and equipment, at cost:	
Furniture and fixtures	719
Less accumulated depreciation	(532)
	187
Deposits	35,000
Total assets	$ 1,963,432

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:	
Accrued expenses	$ 117,589
Due to Parent	699,013
Total liabilities	816,602
Commitment	
Stockholder's equity:	
Common stock, $1 par value; 100 shares authorized, 10 shares issued and outstanding	10
Additional paid-in capital	2,067,527
Accumulated deficit	(920,707)
Total stockholder's equity	1,146,830
Total liabilities and stockholder's equity	$ 1,963,432

See Notes to Statement of Financial Condition.

USI SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Nature of operations:

USI Securities, Inc. (the "Company") is a Delaware corporation that is a wholly-owned subsidiary of USI Consulting Group, Inc. (the "Parent"). The Parent is a subsidiary of USI Holdings Corporation. USI Holdings Corporation is a wholly-owned subsidiary of Compass Acquisition Holdings Corp. and ultimately Onex USI Holdings Corp., substantially owned by investment funds affiliated with Onex Corporation ("Onex") and certain members of management. Onex is a Toronto, Canada based private-equity firm.

The Company is a FINRA (Financial Industry Regulatory Authority, Inc.) member broker-dealer, Securities and Exchange Commission ("SEC") registered investment advisor and licensed insurance agency. The Company, through its registered representatives, offers and sells mutual funds, variable annuities and variable life insurance contracts, primarily in the qualified plans market throughout the United States. The Company also has a limited amount of "constructive receipt" arrangements with other broker-dealers whereby the Company receives override commissions derived from the sale of securities products to customers of other related entities. The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Commission income:

Commission revenue on mutual fund 12 b-1 trail fees are recorded on an accrual basis based on a percentage of the mutual fund's net assets.

Commission revenue on sales of shares of mutual funds are recorded on a trade date basis.

Commission revenue on variable annuities and variable life insurance contracts are recognized based on the policy effective date when the data necessary to reasonably determine such commission amounts and policy effective dates has been obtained by the Company. Typically, these types of commissions cannot be reasonably determined until the cash or related commission statement is received by the Company from the insurance carrier.

Note 2 - Summary of significant accounting policies (continued):

Commission income (continued):

Override commissions are also recorded when the data necessary to reasonably determine such amount has been obtained, which is generally when the cash is received.

Cash and cash equivalents:

The Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2013, there are no cash equivalents.

Allowance for doubtful accounts:

Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on a review of the current status of each account. At December 31, 2013, management of the Company determined an allowance for doubtful accounts is not necessary.

Net capital requirements:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such provisions, and requires that the ratio of aggregate indebtedness to net capital be less than 15 to 1.

Reserve requirements:

The Company is exempt from the requirements relating to cash reserves and possession or control of customers securities under Rule 15c3-3 of the Securities Exchange Act of 1934.

Property and equipment - depreciation:

The Company capitalizes all expenditures for property and equipment in excess of $500. Depreciation of property and equipment is recorded on the straight-line basis over the estimated useful lives of the assets. Estimated lives are as follows:

Asset	Estimated Lives
Computer equipment and software	3 - 5 years
Furniture and fixtures	7 years

Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in operations for the period.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Summary of significant accounting policies (concluded):

Income taxes:

The Company has no unrecognized tax benefits at December 31, 2013. The Company's U.S. Federal and state income tax returns prior to fiscal year 2007 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The 2007 Federal consolidated tax return of USI Holdings Corporation has been under audit. Management has received a "no change" report from the Internal Revenue Service and does not believe the results of this audit will have a material impact on the financial position of the Company.

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the statement of financial condition.

Subsequent events:

The Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2014, which is the date the statement of financial condition was available to be issued.

Note 3 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company has net capital of $973,770 which is $919,330 in excess of its required net capital of $54,440. The Company's net capital ratio is .84 to 1 at December 31, 2013.

The Company's nonallowable assets include a portion of commissions receivable related to Registered Representatives dually employed by the Company and the Parent that were not supported by a waiver of rights to these commissions by such Representatives until the revenue was received by the Company. As such, commissions receivable in the amount of $160,820 were considered nonallowable as of December 31, 2013.

Note 4 - Liabilities subordinated to claims of general creditors:

There are no borrowings under subordination agreements at December 31, 2013.

Note 5 - Related party transactions:

In 2013, the Company entered into an Expense Sharing Agreement with the Parent. This agreement includes charges to the Company based on proportionate usage for shared services paid for by the Parent including staff compensation, overhead, systems usage, administrative support, rent and facility charges, accounting, payroll and other management services.

Note 5 - Related party transactions (concluded):

Under this agreement, the Company paid $6,233,187, including $213,693 in management fees, during the year ended December 31, 2013 covering these services.

In addition, the Company's Registered Representatives are compensated by the Parent for administrative convenience only. The Company paid $565,800 to the Parent for the Company's proportionate share of the compensation of these Registered Representatives.

The Company's revenues (other than interest income) are mainly derived from sales to customers of entities under common ownership with the Parent.

On March 12, 2013, the Company declared a cash dividend to the Parent in the amount of $450,000. This dividend was paid in full on March 14, 2013.

Note 6 - Operating leases:

The Company has a service bureau agreement classified for financial statement purposes as a software lease. Effective March 1, 2012, the lease terms require a monthly fee of $2,350. The agreement expires in February 2016.

At December 31, 2013, aggregate future minimum lease payments due consist of the following:

Year Ending December 31,	
2014	$28,200
2015	28,200
2016	4,700
	$61,100

Note 7 - Retirement plan:

The Company has a 401(k) retirement plan (the "Plan") matching 50% of employee contributions up to 6% of an employee's salary, subject to the provisions of the Employee Retirement Income Security Act of 1974. Eligibility for the Plan is based on attaining the age of 21 and completing 30 days of service with the Company.

Note 8 - Concentrations of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and commissions receivable. The Company maintains its cash with high-credit quality financial institutions. At times, such amounts may exceed Federally insured limits. At December 31, 2013, the Company has uninsured cash in the amount of approximately $1,500,000.

Note 9 - Income taxes:

The Company is included in a consolidated tax return with USI Holdings Corporation and records its share of the consolidated tax expense or credit on a separate return basis. As of December 31, 2013, the Company has a net income tax liability in the amount of $699,013, which is included in due to Parent balance on the accompanying statement of financial condition.

COHN REZNICK

ACCOUNTING • TAX • ADVISORY

Independent Member of Nexia International

cohnreznick.com